

September 22, 2010

Glade M. Knight
Chairman and Chief Executive Officer
Apple REIT Ten, Inc.
814 East Main Street
Richmond, VA 23219

> **Re:** **Apple REIT Ten, Inc.**
> **Registration Statement on Form S-11**
> **Filed August 20, 2010**
> **File No. 333-168971**

Dear Mr. Knight:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note on page 115 that you have not authorized the use of supplemental literature in connection with this offering. Please note that any sales literature, whether written or unwritten, that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any material information or disclosure regarding the offering that is not derived from or disclosed in the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and

pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your proposed unit redemption program and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We urge you to consider all the elements of your unit redemption program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

Prospectus Cover Page

4.   It appears that your cover page currently exceeds one page. Please revise to limit the disclosure on this page to one page. Please refer to Item 501(b) of Regulation S-K.

5.   Revise your sixth bullet point to clarify, if true, that you may pay distributions from sources other than cash flow from operations, including offering proceeds and debt.

6.   Please revise the fourth bullet point to remove the excess details that are more appropriate for later in the document.

7.   We note that your charter places some restrictions on the transferability of your common stock. Please include a statement on the cover page that discloses this to investors and include a cross-reference to the page in the prospectus where a discussion of the restriction appears. Refer to Item 1(b) of Form S-11.

Summary, page 1

8.   We note that none of the entities that will serve as your advisors or property managers have any assets or operations. Please revise to clarify whether their duties and responsibilities have been contracted out to Apple Fund Management ("AFM") or any other parties. If so, briefly discuss such relationships here, expand on such disclosure in the appropriate section, and file any agreements controlling such relationships. Also, please revise to discuss the business purpose of not entering into an advisory, management, and operating agreements with the entities that will actually provide the advisory, management, and operating services.

Conflicts of Interest, page 7

9.   Please revise to limit the amount of detail provided in this summary subsection.

Liquidity, page 10

10.   Please revise to clarify if you are required to disclose and explain your decision to not pursue a liquidity event seven years after the closing of your initial offering.

Investment and Distribution Policy, page 10

11.   Please revise to describe *all* potential sources for distribution payments, in addition to cash generated from operations and offering proceeds.

12.   We note that you intend on making monthly distributions starting one full month after the closing of this offering. Please revise to clarify that such initial distributions will not likely come from cash flow from operations since you will have just begun acquiring properties at that point.

Borrowing Policy, page 11

13.   You disclose that your bylaws prohibit your total debt from exceeding 100% of the value of your assets at cost. Please revise to clarify that the 100% prohibition is based on your net assets.

Compensation, page 11

14.   Please revise to provide the summary compensation disclosure in a tabular format, similar to the disclosure starting on page 40.

15.   We note the disclosure on page 4 that your advisors will be reimbursed for "specified cost and expenses." Please revise the appropriate sections to clarify that they will be reimbursed for all cost and expenses because they have no employees or capabilities to carry out their responsibilities.

16.   We note that AFM will be reimbursed for the amount of time its employees devote to your operations. Please revise to discuss how rates associated with such time is determined. Also, please revise to clarify if your reimbursements or other payments will go to the compensation of your members of management.

17.   It would appear that you will be paying for the services you receive under your advisory and management agreements by reimbursing your advisory entities for such services. As such, please revise to discuss the purpose of the advisory and management fees paid to Apple Ten Advisors and Apple Suites Realty and identify the services they are providing for such payments. If true, please revise to clarify that the fees payable to Apple Ten Advisors and Apple Suites Realty constitute profit to your sponsor and promoter since you are already compensating for the management services via reimbursements.

Unit Redemption Program, page 13

18.   We note that the Series A shares are automatically terminated upon the conversion of the Series B convertible preferred shares to common stock at Mr. Knight's election. Please revise to clarify whether there are any changes in the repayment terms in the event that units are redeemed after such conversion takes place.

Risk Factors

19.   Please revise to include a risk factor that addresses how the structure of your compensation arrangement incentives management to select properties that have a greater cost.

We own no properties at this time…, page 16

20.   Please tell us how this risk factor addresses a risk that is separate from your first risk factor that highlights your lack of an operating history. Alternatively, please revise to combine the two risk factors.

Our board of directors will decide when and whether…., page 17

21.   Please revise the subheading and the narrative to clarify the risk associated with the facts discussed here.

Neither Apple Ten Advisors nor Apple Suites Realty currently has employees, page 19

The compensation to Apple Ten Advisors and Apple Suites Realty, page 19

22.   Please revise these subheadings to clearly identify the associated risk.

Commissions, acquisition, advisory and other fees and expenses…., page 19

23.   Please tell us how this risk factor addresses a risk that is separate from the first full risk factor on page 18 that discusses the impact of compensation on shareholders' return. Alternatively, please revise to combine the two risk factors.

There are conflicts of interest with our chairman and chief executive officer…, age 20

24.   It appears several of the items discussed in this section address separate risks. Please revise to discuss the various conflicts disclosed here under separate subheadings. Please also provide a separate risk factor regarding the risk associated with the unsecured line of credit. Also, it appears that some of the risks described here are addressed in the only risk factor on page 21 discussing the amount of time management will spend towards other entities. Please revise to limit the use of repetition.

There are conflicts of interest with our advisor and broker…, page 20

25.   Please separately discuss the risks arising from your indemnification obligations under the advisory agreement.

If we lose Mr. Knight or are unable to attract and retain the talent…, page 24

26.   The risk associated with the your ability to retain key members of management appears to be a related, but separate risk than the amount of time your officers are required to devote to your business. Please revise to discuss these items separately. Also, please note that other risk factors appear to have addressed the risk associated with the amount of time your management will devote to you.

The actual amount of proceeds available for investment…., page 26

27.   Please revise to clarify how this risk factor addresses a risk separate from the third risk factor on page 15 that discusses your thin capitalization. Alternatively, please revise to combine the two risk factors.

Under our articles of incorporation and the advisory agreement…, page 29

Our articles and bylaws contain antitakeover provisions and ownership limits…, page 30

Virginia antitakeover statutes may also impede or prevent attempts…, page 31

28.   Please note that risk factors should be brief. To the extent additional detail is needed, such detail should be included with your business disclosure. Please revise your risk factors to provide brevity. Please review the above-referenced sections and revise your disclosure accordingly.

The current financial and economic crisis…, page 33

29.   The risk related to the pervasive impact of current economic conditions is a generic risk applicable to any public company. Please revise this risk factor so that it speaks to a discrete risk or consider removing it.

Hotel Risk Factors

We will be subject to the risks of hotel operations, page 33

30.   Refer to the bulleted list under this risk factor. Please note that some of the listed items are already discussed in separate risk factors. To the extent these risks have not been discussed elsewhere in this section, please break out these risks into separate risk factors, each with its own subheading, and specifically discuss the risk to your business posed by

each factor.   Please note that this comment applies to the other risk factors that contain lists identifying multiple risks, including those on pages 36 and 37.

Although we have not identified any of the specific types…, page 37

31.   The disclosure under this subheading does not sufficiently address a discreet risk related to your business. Please revise your heading so that the risk described hereunder properly reflects a specifically identified risk.

Use of Proceeds, page 38

32.   Please revise footnote 2 to include the unsecured line of credit, if applicable.

Compensation, page 40

General

33.   Please revise the fee table to include the offering expenses reimbursable to David Lerner Associates as a separate line item.

Advisory Agreement, page 42

34.   We note that you calculate the asset management fee payable to your advisor based on the ratio of your modified funds from operations to the offering proceeds. Please revise to discuss the calculation you will use to determine MFFO and the resulting asset management fee.

Reimbursement Compensation under the Advisory Agreement and Property

Acquisition/Disposition Agreement, page 43

Reimbursements to Apple Ten Advisors and Apple Suites Realty, page 43

35.   Please also clarify whether there are any limitations to these reimbursement amounts for direct costs incurred on your behalf.

Conflicts of Interest

Series B Convertible Preferred Shares, page 47

36.   Please supplement your current disclosure under this subheading to clarify that Mr. Knight, as a result of his controlling interest in your advisor, may terminate the Advisory Agreement at any time and thereby effect the conversion of the Series B convertible preferred shares.

Transactions with Affiliates and Related Parties, page 48

37.   We note that prior to the effective date of your registration statement, the board of directors will adopt a policy that requires a majority of the disinterested directors serving on the board of directors to review and approve in advance certain related party transactions as well as any material agreements or arrangements between the company and its affiliates. Please tell us whether there are any related party transactions that would not require approval from the board of directors in advance. If so, please expand your disclosure to discuss such transactions.

Competition Between Us and Mr. Knight…, page 49

38.   We note that you plan to undertake efforts to ensure that Apple Fund Management has sufficient personnel to devote to your operations. Please revise to explain the process for monitoring your needs. Please also explain whether the conflicts committee has established any procedures to ensure such needs are met.

Borrowing Policies, page 54

39.   Please provide more detailed disclosure regarding the interim borrowings that you plan to utilize to purchase properties. Please also revise to disclose any specific sources for such borrowings and discuss the status of any negotiations.

Investment Objectives and Policies

Investments in Real Estate or Interests in Real Estate, page 53

40.   Please quantify what you mean by "acceptable investment returns." Please also better explain your process for identifying assets that you believe will provide such returns.

Changes in Objectives and Policies, page 57

41.   We note from your risk factor disclosure on pages 6 and 27 that your board has significant latitude in setting and altering your investment and financing policies without unit holder vote. Please revise your current disclosure under this heading to explain whether your board is obligated to notify investors of any such changes and, if so, explain how you plan to disclose such changes to your investors.

Business

Business Strategies, page 58

42.   Please tell us what types of hotels you identify as "distinctive brands" within your industry that you plan to target. Please also explain what constitutes "strong performing properties" in the markets that you plan to acquire.

Management, page 62

General

43.   Please clarify if each named officer is employed by Apple Fund Management. Also, clarify if all officers that will provide services to you in connection with both the advisory and acquisition/disposition agreements are currently named in this section. If not, please revise to provide the disclosure required by Item 401 of Regulation S-K for such persons. With respect to your directors, briefly discuss, for each person, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

44.   To the extent such disclosure is already provided for with your prior performance disclosure, please limit repeating such disclosure in this section.

Compensation Discussion and Analysis

Executive Compensation

General Philosophy, page 67

45.   On page 62, you disclose that your officers are not your employees. We also note disclosure throughout of the various fees and reimbursements you will have to make. As such, please explain the purpose of granting compensation to senior management in light of the external advisory agreements and fees and reimbursements.

Prior Performance of Programs Sponsored by Glade M. Knight, page 74

Prior REITs

Cornerstone and Apple, page 74

46.   Please refer to second paragraph in the introduction to Section 8 of Industry Guide 5 and tell us why you have included the disclosure of experience with entities from beyond the last 10 years. Please also refer to Section 8.A.1 of Guide 5. Please provide a similar analysis regarding the prior partnerships disclosed on page 78.

Apply Hospitality Five, page 76

47.   Please revise to disclose the years in which the offering for this entity took place.

Additional Information on…., page 77

48.   It is not clear if the summary provided here only relates to acquisitions from the most recent three years. Please clarify. Also, please revise to identify the locations of such

purchases instead of referring to "selected metropolitan areas" and disclose the portions of the acquisitions that were financed with offering proceeds and debt. Please refer to Section 8.A.4 of Guide 5.

Principal and Management Shareholders, page 80

49.   Refer to your second bullet point under your description of events triggering the conversion of the Series B convertible preferred shares. Please revise to clarify that Mr. Knight may elect to terminate this agreement at any time, upon 60 days notice, per your disclosure on page 71. Please also make conforming changes to your description of the Series B convertible preferred shares on page 104.

Capitalization, page 95

50.   Clarify whether the Series B convertible preferred shares will be converted upon the consummation of this offering. If not and the conversion feature is triggered only upon the occurrence of a conversion event as described on page F-6 and throughout your document, please tell us what consideration was given in discussing the terms of conversion for these shares in a footnote to your capitalization table.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 96

51.   Please revise to discuss how long you expect it to take to invest offering proceeds in a portfolio of hotel and apartment properties.

Liquidity and Capital Resources, page 96

52.   Please also update your disclosure in this section and on page 54 to clarify how your investment objectives will be impacted if you do not secure interim borrowings. Please also revise to discuss the likely alternatives for satisfying your capital needs. Refer to Item 303(a)(1) of Regulation S-K.

Plan of Distribution, page 99

53.   Please update the table in this section to include a separate line item for the offering expenses payable to this group and revise your narrative to discuss the nature of these expenses in greater detail.

Description of Capital Stock, page 103

54.   You state that your common and preferred shares will be "fully paid and non-assessable." This statement is a legal conclusion that you are not qualified to make. As noted below, it appears your counsel has not opined on the legality of your common and preferred

shares. Please attribute the noted disclosure to counsel or remove the statement from your disclosure.

Table I: Experience in Raising and Investing Funds, page 118

55.   Please revise to clarify that the line item "dollar amount raised" represents 100%.

56.   Please include the amount reimbursed to AFM for acquisition services as part of your acquisition cost, since it appears the acquisition fee payments do not cover the cost associated with the actual acquisition services. Alternatively, please tell us how the compensation arrangements between your sponsor and his prior programs are different than yours.

Table II: Compensation to Sponsor and its Affiliates, page 119

57.   Please revise this table to include a section titled "amount paid to sponsor from operations," which would include the "employee payroll and benefits" and the other line items listed in Table II of Appendix II of Guide 5.

58.   Please add footnote disclosure to describe the "Reimbursements" and "Other Fees" line items in greater detail.

Table III: Operating Results of Prior Programs, page 120

59.   To enhance readability, please provide a separate table for each prior program. Please refer to the example provided in Appendix II to Guide 5.

60.   For the years in which cash distributions to investors exceeded the amount of cash generated from operations, please include a footnote to disclose the source(s) used to fund such difference.

Part II – Information Not Required in Prospectus

Table VI: Acquisitions of Properties by Programs

61.   Please supplement your current disclosure under this subheading to provide cross-reference to information contained in the forepart of your prospectus regarding the prior performance information included here.

62.   Please provide additional line item disclosure to break down your total investment costs into separate components.

Exhibit Index

63.   Please file your subscription agreement with Mr. Knight (in connection with the issuance of the Series B convertible preferred shares) as an exhibit to your registration statement.

Exhibit 5.1

64.   On page 103, you disclose your belief that your common shares and preferred share will be fully paid and non-assessable upon issuance. Please tell us your basis for not opining on the legality of the common and preferred shares included with the units.

Exhibit 8.1 – Legal Opinion of McGuire Woods as to certain tax matters.

65.   We also note that counsel has assumed the genuineness of signatures, the authenticity of documents and conformity to original documents. Please provide a revised opinion that limits the scope of this assumption to parties other than the registrant.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Senior Counsel

cc: Martin B. Richards, Esq.
        David F. Kurzawa, Esq.
        McGuireWoods LLP *(via facsimile)*